--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               FINAL AMENDMENT TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 PRIMEDIA INC.

                                (Name of Issuer)

                                 PRIMEDIA INC.

                      (Name of Person(s) Filing Statement)

                  $8.625 SERIES G EXCHANGEABLE PREFERRED STOCK

                         (Title of Class of Securities)

                  74157K 87 9 (144A) AND 74157K 85 3 (REG. S)

                     (CUSIP Number of Class of Securities)

                             ANN M. RIPOSANU, ESQ.
                                 PRIMEDIA INC.
                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100

      (Name, Address and Telephone Number of Person Authorized to Receive

      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                             GARY I. HOROWITZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                                 June 11, 1998

               --------------------------------------------------

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                      $242,607,000.00                                                $71,569.00

* For purposes of calculating the filing fee in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, the market value of the $8.625 Series G Preferred Stock (the "Old Preferred Stock") to be acquired pursuant to the Exchange Offer (as defined in the Prospectus attached hereto as Exhibit (a)(i)) was determined by multiplying $97.04 (the book value per share of the Old Preferred Stock as of the date hereof) by 2,500,000 (the maximum number of shares of Old Preferred Stock to be acquired in the Exchange Offer).

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $73,750.00 (representing a portion of the filing fees paid with respect to the filing of the Exchange Offer Registration Statement)
Filing Party:            PRIMEDIA Inc.
Form or Registration
  No.:                   Form S-4 Registration No. 333-51891
Date Filed:              May 6, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 being filed by PRIMEDIA Inc. ("PRIMEDIA"), amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed by PRIMEDIA on May 11, 1998 (the "PRIMEDIA 13E-4"), and relates to the Exchange Offer described therein. All capitalized terms used herein but otherwise defined shall have the meaning given to them in the PRIMEDIA 13E-4.

    The following information is furnished pursuant to General Instruction D to
Schedule 13E-4: The Exchange Offer expired at 5:00 p.m., New York City time, on June 10, 1998. Pursuant to the terms of the Exchange Offer, PRIMEDIA accepted for exchange 2,500,000 shares of Old Preferred Stock constituting all outstanding shares of Old Preferred Stock. The final results of the Exchange Offer are set forth in Exhibit (a)(iv) hereto.

ITEM 1. MATERIAL TO BE FILED AS EXHIBITS.

    See Exhibit Index.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                PRIMEDIA INC.

                                BY:             /S/ BEVERLY C. CHELL
                                     -----------------------------------------
                                                  Beverly C. Chell
                                            VICE CHAIRMAN AND SECRETARY

    Dated: June 10, 1998

                                 EXHIBIT INDEX

NUMBER     EXHIBIT
---------  ------------------------------------------------------------------------------------------

   (a)(i)  Prospectus, dated May 11, 1998.*

  (a)(ii)  Letter of Transmittal with respect to the Old Preferred Stock, including (A) Instruction to Registered Holder from Beneficial Owner of the Old Preferred Stock and (B) Guidelines
           for Certification of Taxpayer Identification Number on Substitute Form W-9.*

 (a)(iii)  Notice of Guaranteed Delivery with respect to the Old Preferred Stock.*

      (b)  Not applicable.

      (c)  Registration Rights Agreement dated as of February 17, 1998 among PRIMEDIA Inc., Salomon
           Brothers Inc. and Morgan Stanley & Co. Incorporated.*

      (d)  Not applicable.

      (e)  See the Prospectus filed as Exhibit (a)(i) above.

      (f)  Not applicable.

  (a)(iv)  Press release issued by PRIMEDIA Inc. on June 11, 1998.

------------------------
*  Previously filed